Exhibit 99.1

SEABRIDGE GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS AT JUNE 30, 2020

SEABRIDGE GOLD INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

(unaudited)

		June 30,	December 31,
	Note	2020	2019

Assets
Current assets
Cash and cash equivalents	4	$18,748	$8,793
Short-term deposits	4	19,879	4,114
Amounts receivable and prepaid expenses	5	7,403	3,274
Investment in marketable securities	6	4,214	3,032
		50,244	19,213
Non-current assets
Convertible notes receivable	7	529	529
Investment in associate	6	2,705	2,361
Mineral interests	8	441,827	425,671
Right of use asset	9	253	271
Reclamation deposits	11	1,355	1,327
		446,669	430,159
Total assets		$496,913	$449,372

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	10	$4,139	$4,692
Flow-through share premium	12	3,905	92
Lease obligations	9	43	46
Provision for reclamation liabilities	11	1,860	1,860
		9,947	6,690
Non-current liabilities
Deferred income tax liabilities	13	22,359	22,426
Lease obligations	9	218	228
Provision for reclamation liabilities	11	4,761	5,005
		27,338	27,659
Total liabilities		37,285	34,349

Shareholders’ equity	12	459,628	415,023
Total liabilities and shareholders’ equity		$496,913	$449,372

Subsequent events (Notes 12)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in thousands of Canadian dollars except common share and per common share amounts)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2020	2019	2020	2019

Corporate and administrative expenses	14	$(3,385)	$(2,510)	$(7,252)	$(6,992)
Other income - flow-through shares	12	26	212	47	335
Equity loss of associate	6	(27)	(40)	(72)	(90)
Interest income		26	43	66	124
Finance expense and other income		(32)	(30)	229	(97)
Loss before income taxes		(3,392)	(2,325)	(6,982)	(6,720)
Income tax recovery (expense)	16	(676)	289	(284)	594
Loss for the period		$(4,068)	$(2,036)	$(7,266)	$(6,126)

Other comprehensive income, net of income taxes
Items that will not be reclassified to net income or loss
Change in fair value of marketable securities	6	$775	$119	$1,182	$114
Other comprehensive income		775	119	1,182	114
Comprehensive loss for the period		$(3,293)	$(1,917)	$(6,084)	$(6,012)

Basic and diluted net loss per common share	12	$(0.06)	$(0.03)	$(0.11)	$(0.10)
Basic and diluted weighted average number of common shares outstanding	12	65,493,643	61,830,300	64,649,203	61,709,463

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars except number of shares)

(Unaudited)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Equity
As at December 31, 2019	63,510,487	$494,857	$3,275	$18,820	$36,073	$(135,936)	$(2,066)	$415,023
Share issuance – private placement	1,785,000	24,424	-	-	-	-	-	24,424
Share issuance - at-the-market offering	803,289	15,880	-	-	-	-	-	15,880
Share issuance – other	300,000	6,564	-	-	-	-	-	6,564
Share issuance - options exercised	103,194	1,729	-	(610)	-	-	-	1,119
Share issuance – RSUs vested	139,600	2,351	-	(2,351)	-	-	-	-
Share issuance costs	-	(1,322)	-	-	-	-	-	(1,322)
Deferred tax on share issuance costs	-	352	-	-	-	-	-	352
Stock-based compensation	-	-	-	3,672	-	-	-	3,672
Expired options	-	-	-	(16)	16	-	-	-
Other comprehensive income	-	-	-	-	-	-	1,182	1,182
Net loss for the period	-	-	-	-	-	(7,266)	-	(7,266)
As at June 30, 2020	66,641,570	$544,835	$3,275	$19,515	$36,089	$(143,202)	$(884)	$459,628
As at December 31, 2018	61,232,572	$457,073	$3,275	$16,840	$36,040	$(124,323)	$(2,350)	$386,555
Share issuance - other	100,000	1,730	-	-	-	-	-	1,730
Share issuance - options exercised	480,475	7,150	-	(2,175)	-	-	-	4,975
Share issuance – RSUs vested	68,000	1,051	-	(1,051)	-	-	-	-
Share issuance costs	-	(220)	-	-	-	-	-	(220)
Deferred tax on share issuance costs	-	99	-	-	-	-	-	99
Stock-based compensation	-	-	-	3,242	-	-	-	3,242
Expired options	-	-	-	(33)	33	-	-	-
Other comprehensive loss	-	-	-	-	-	-	114	114
Net loss for the period	-	-	-	-	-	(6,126)	-	(6,126)
As at June 30, 2019	61,881,047	$466,883	$3,275	$16,823	$36,073	$(130,449)	$(2,236)	$390,369

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Operating Activities
Net loss	$(4,068)	$(2,036)	$(7,266)	$(6,126)
Adjustment for non-cash items:
Stock-based compensation	1,630	772	3,672	3,242
Other income - flow-through shares	(26)	(212)	(47)	(335)
Income tax (recovery) expense	676	(289)	284	(594)
Equity loss of associate	27	40	72	90
Finance costs	27	32	55	63
Depreciation charge of right-of-use assets	9	9	18	18
Adjustment for cash items:
Environmental rehabilitation disbursements	(183)	(172)	(299)	(270)
Changes in working capital items:
Amounts receivable and prepaid expenses	(2,923)	(593)	(4,129)	(704)
Accounts payable and accrued liabilities	(280)	2	(1,296)	(749)
Net cash used in operating activities before income tax recovered	(5,111)	(2,447)	(8,936)	(5,365)
Income tax recovered	-	-	-	4
Net cash used in operating activities	(5,111)	(2,447)	(8,936)	(5,361)

Investing Activities
Mineral interests	(4,350)	(4,258)	(8,851)	(7,490)
Investment in short-term deposits	(15,081)	-	(19,790)	-
Redemption of short-term deposits	-	8,061	4,024	9,980
Investment in associate	(405)	-	(416)	(101)
Investment in reclamation deposits	25	-	(28)	(2)
Cash proceeds from sale of investments	-	-	-	110
Net cash from (used in) investing activities	(19,811)	3,803	(25,061)	2,497

Financing Activities
Share issuance net of costs	36,106	(64)	42,843	(220)
Exercise of options	796	1,633	1,119	4,975
Payment of lease liabilities	(5)	-	(10)	-
Net cash from financing activities	36,897	1,569	43,952	4,755
Net increase in cash and cash equivalents during the period	11,975	2,925	9,955	1,891
Cash and cash equivalents, beginning of the period	6,773	1,894	8,793	2,928
Cash and cash equivalents, end of the period	$18,748	$4,819	$18,748	$4,819

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Notes to the unaudited condensed consolidated interim financial statements

For the three and six months ended June 30, 2020 and 2019

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries (Seabridge Gold (NWT) Inc., Seabridge Gold Corp., SnipGold Corp., Seabridge Gold (Yukon) Inc. and Snowstorm Exploration LLC) and is engaged in the acquisition and exploration of gold properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Basis of accounting

These unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) were prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2019. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. These interim financial statements were authorized for issue by the Company’s board of directors on August 10, 2020.

3.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and six months ended June 30, 2020 and 2019. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

In March 2020, the World Health Organization declared a global pandemic caused by the outbreak of the COVID-19 virus. The outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The situation, however, did not have a material impact on the Company’s financial results for the six months ended June 30, 2020. Working closely with the health authorities and with its business partners, the Company developed effective procedures for operating safely in the current global health crisis. The duration and impact of COVID-19 outbreak is currently unknown, as is the efficacy of the government interventions.

4.	Cash and cash equivalents and short-term deposits

($000s)	June 30, 2020	December 31, 2019
Cash and cash equivalents	18,748	8,793
Short-term deposits	19,879	4,114
	38,627	12,907

All of the cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity.

5.	Amounts receivable and prepaid expenses

($000s)	June 30, 2020	December 31, 2019
HST	2,347	2,212
Prepaid expenses and other receivables	5,056	1,062
	7,403	3,274

Prepaid expenses and other receivables include $3.0 million advance payment to BC Hydro for facilities studies at KSM, and $1.7 million receivable for shares issued at the end of the current quarter, through the At-The-Market offering (see Note 12), the proceeds of which, were not received until July.

6.	Investments

($000s)	January 1, 2020	Disposition	Fair value through other comprehensive loss	Loss of associates	Additions	June 30, 2020

Current assets:
Investment in marketable securities	3,032	-	1,182	-	-	4,214

Non-current assets:
Investment in associate	2,361	-	-	(72)	416	2,705

($000s)	January 1, 2019	Disposition	Fair value through other comprehensive loss	Loss of associates	Additions	December 31, 2019

Current assets:
Investment in marketable securities	2,858	(110)	284	-	-	3,032

Non-current assets:
Investment in associate	2,460	-	-	(200)	101	2,361

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These financial assets are recorded at fair value of $4.2 million (December 31, 2019 - $3.0 million) in the consolidated statements of financial position. At June 30, 2020, the Company revalued its holdings in its investments and recorded a fair value increase of $1.2 million on the statement of comprehensive loss.

Investment in associate relates to Paramount Gold Nevada Corp (“Paramount”). As at June 30, 2020, the Company holds 7.84% (December 31, 2019 – 8.16%) interest in Paramount for which it accounts using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During the six months ended June 30, 2020, the Company recorded its proportionate share of Paramount’s net loss of $0.07 million (June 30, 2019 – $0.09 million) within equity loss of associate on the consolidated statements of operations and comprehensive loss. As at June 30, 2020, the carrying value of the Company’s investment in Paramount was $2.7 million (December 31, 2019 - $2.4 million).

In June 2020, the Company participated in a non-brokered registered direct offering and purchased 288,460 common shares of Paramount at US$1.04 per common shares.

In 2017, the Company purchased 883,200 common shares and 51,600 warrants of Paramount for $1.6 million. Each warrant allowed the Company to purchase one common share of Paramount for US$2.00 per share until February 14, 2018 and allowed for the same purchase at US$2.25 per share within the period February 15, 2018 to February 13, 2019. On February 14, 2018, the option to purchase the common shares at US$2.00 per share lapsed. In the first quarter of 2019, the Company acquired 80,200 shares of Paramount for $0.1 million.

In 2018, the Company purchased 320,000 units of Paramount for US$1.25 per unit. Each unit consisted of one common share and one warrant to purchase one-half of a common share of Paramount. Each warrant has a two-year term and is exercisable at US$1.30 in the first twelve months and US$1.50 in the following twelve months. The warrants have expired unexercised as the market prices throughout the two-year period did not exceed the exercise price.

7.	Convertible Notes Receivable

In September 2019, the Company participated in a private placement to purchase US$410,000, at face value, of secured convertible notes issued by Paramount. Each convertible note had an issue price of US$975 per US$1,000 face amount with a four-year maturity. The Company purchased 410 convertible notes for a total of $0.5 million (US$399,750). The convertible notes bear interest at a rate of 7.5% per annum, payable semi-annually. At any time after the issuance of the convertible notes, the Company can convert all or any portion of the outstanding amount into common shares of Paramount at a price of US$1.00 per common share. The Convertible notes receivable are recorded at fair value through profit or loss (“FVTPL”).

In January 2020, the Company received 12,067 common shares of Paramount for payment of interest accrued and receivable on the secured convertible notes as at December 31, 2019.

8.	Mineral Interests

Mineral interest expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

($000s)	Balance January 1, 2020	Expenditures / Acquisitions 2020	Balance June 30, 2020
KSM	296,509	6,864	303,373
Courageous Lake	75,721	573	76,294
Iskut	32,215	784	32,999
Snowstorm	20,455	1,034	21,489
3 Aces	-	6,901	6,901
Grassy Mountain	771	-	771
	425,671	16,156	441,827

($000s)	Balance January 1, 2019	Expenditures / Acquisitions 2019	Balance December 31, 2019
KSM	276,586	19,923	296,509
Courageous Lake	73,647	2,074	75,721
Iskut	29,031	3,184	32,215
Snowstorm	15,269	5,186	20,455
Grassy Mountain	771	-	771
	395,304	30,367	425,671

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use. The acquired claims were subject to a 4.5% net smelter royalty. In January 2019, the Company issued 100,000 common shares at $17.30 per common share, for total fair value of $1.7 million, to the holder of the net smelter return royalty on the claims and fully extinguished the royalties on those claims. The total fair value of the common shares was recorded to the mineral interest at KSM project.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

During 2019, as part of a cooperative and benefit agreement between the Company and the Tahltan Nation, the Company issued 50,000 common shares with a fair value of $18.63 per common share, for a total fair value of $0.9 million.

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. which owns the Iskut Project, located in northwestern British Columbia.

d)	Snowstorm

In 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC which owns the Snowstorm Project, located in northern Nevada. On the acquisition date, the Company issued 700,000 common shares, with a fair value of $14.39 per share and 500,000 common share purchase warrants with a fair value of $6.55 per common share purchase warrant for a combined fair value of $13.3 million. The common share purchase warrants are exercisable for four years from the date of acquisition, at $15.65 per share. In addition, the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

In 2019, the Company purchased the Goldstorm Project in northern Nevada from Mountain View Gold Corp. in exchange for 25,000 common shares of the Company. On the acquisition date, the Company issued the common shares at a fair value of $21.11 per common share for a total fair value of $0.5 million.

e)	Grassy Mountain

In 2013, the Company sold 100% of interest in the Grassy Mountain Project with a net book value of $771,000 retained within mineral properties, related to the option to either receive a non-controlling interest of 10% or a $10 million cash payment, following the delivery of a National Instrument 43-101 feasibility study on the project, at the discretion of the company.

f)	3 Aces

On March 30, 2020, the Company entered into an agreement to acquire a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. The Company paid $0.3 million during the first quarter and issued 300,000 common shares at closing of the transaction during the current quarter. Should the project attain certain milestones, the Company will potentially pay an additional $2.25 million.

9.	Leases

($000s)	Balance January 1, 2020	Additions	Depreciation	Balance June 30, 2020
Right of use assets	271	-	(18)	253

($000s)	Balance December 31, 2018	Adoption of IFRS 16 on January 1, 2019	Depreciation	Balance December 31, 2019
Right of use assets	-	307	(36)	271

($000s)	June 30, 2020	December 31, 2019
Current	43	46
Non-current	218	228
Total discounted lease liability	261	274

10.	Accounts payable and accrued liabilities

($000s)	June 30, 2020	December 31, 2019
Trade payables	1,748	2,191
Trade and other payables due to related parties	103	61
Non-trade payables and accrued expenses	2,288	2,440
	4,139	4,692

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance while the objection is reviewed. In early 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a notice of appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. As at June 30, 2020, the Company is in the discovery process with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. As at June 30, 2020, the Canada Revenue Agency (CRA) has withheld $2.0 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge.

11.	Provision for reclamation liabilities

($000s)	June 30, 2020	December 31, 2019
Beginning of the period	6,865	8,069
Disbursements	(299)	(1,325)
Accretion	55	121
End of the period	6,621	6,865

Provision for reclamation liabilities - current	1,860	1,860
Provision for reclamation liabilities - long-term	4,761	5,005
	6,621	6,865

Although the ultimate costs to be incurred are uncertain, the Company’s estimates for the reclamation liabilities are based on independent studies or agreements with the respective government body for each project using current restoration standards and techniques.

In 2018, the Company filed an updated reclamation and closure plan for the Johnny Mountain mine site and charged $7.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive loss. The Johnny Mountain Mine site was acquired, along with the Iskut Project, during the Snip Gold acquisition in 2016. Expenditures are expected to be incurred between 2018 and 2022 and include the estimated costs for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs.

The estimate of the provision for reclamation obligation, as at June 30, 2020, was calculated using the estimated discounted cash flows of future reclamation costs of $6.6 million (December 31, 2019 - $6.9 million) and the expected timing of cash flow payments required to settle the obligations between 2020 and 2026. As at June 30, 2020, the undiscounted future cash outflows are estimated at $6.6 million (December 31, 2019 – $7.0 million) primarily over the next three years. The discount rate used to calculate the present value of the reclamation obligations was 0.25% at June 30, 2020 (December 31, 2019 - 1.7%). Offsetting the increase in the present value of the liability, for the decreasing discount rate, is a comparable decrease in reported and anticipated inflation rates. For the three and six months ended June 30, 2020, reclamation disbursements amounted to $0.2 million and $0.3 million respectively (three and six months ended June 30, 2019 - $0.2 million and $0.3 million respectively). The Company has placed a total of $1.4 million (December 31, 2019 - $1.3 million) on deposit with financial institutions that are pledged as security against reclamation liabilities.

12.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at June 30, 2020 or December 31, 2019.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during 2020. The Company considers its capital to be share capital, stock-based compensation, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.

a)	Equity financings

During the fourth quarter of 2019, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, enabling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company. This program can be in effect until the Company’s Base Shelf Prospectus expires in June 2021. During the fourth quarter of 2019, the Company issued 231,084 shares, at an average selling price of $17.58 per share, for net proceeds of $4.0 million under the offering.

During the three months ended June 30, 2020, the Company issued 420,482 shares, at an average selling price of $21.42 per share, for net proceeds of $8.8 million under Company’s At-The-Market offering. During the six months ended June 30, 2020, the Company issued 803,289 shares, at an average selling price of $19.77 per share, for net proceeds of $15.6 million under Company’s At-The-Market offering. Subsequent to quarter end, the Company issued 264,547 shares at an average price of $25.57 per share, for net proceeds of $6.6 million under Company’s At-The-Market offering.

In April 2020, the Company closed a non-brokered private placement of 1.2 million common shares, at a price of $11.75 per common share, for gross proceeds of $14.1 million. As part of the private placement agreement, the Company granted an option to increase the size of the private placement by an additional 240,000 common shares exercisable until May 15, 2020. The 240,000 options were fully exercised on May 6, 2020 at a price of $11.75 per share, for gross proceeds of $2.8 million.

In June 2020, the Company issued 345,000 flow-through common shares at $32.94 per common share for aggregate gross proceeds of $11.4 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2020. At the time of issuance of the flow-through shares, $3.9 million premium was recognized as a liability on the consolidated statements of financial position.

During the third quarter 2019, the Company issued 100,000 flow-through common shares at $24.64 per common share for aggregate gross proceeds of $2.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2019. At the time of issuance of the flow-through shares, $0.5 million premium was recognized as a liability on the consolidated statements of financial position. During 2019, the Company incurred $2.0 million of qualifying exploration expenditures and $0.4 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss. During the six months ended June 30, 2020, the Company incurred another $0.2 million of qualifying exploration expenditures and $0.05 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss.

In December 2018, the Company issued 250,000 flow-through common shares at $20.50 per share for aggregate gross proceeds of $5.1 million. Proceeds of this financing was used to fund the 2019 KSM and Iskut programs. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. At the time of issuance of the flow-through shares, $0.8 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital. During the six months ended June 30, 2019, $2.1 million of qualifying exploration expenditures were incurred and $0.3 million premium was recognized through other income on the consolidated statement of operations and comprehensive loss. The remaining commitment balance was incurred by December 31, 2019.

b)	Warrants

As part of the acquisition agreement of Snowstorm Exploration LLC in June 2017, the Company issued 500,000 common share purchase warrants exercisable for four years at $15.65 per share, which are still outstanding as at June 30, 2020.

c)	Stock options and restricted share units

The Company provides compensation to directors and employees in the form of stock options and Restricted Share Units (“RSU”s).

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of an RSU is not to exceed two years.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2020	3,003,150	12.32	18,546	139,600	274	18,820
Granted	-	-	-	-	-	-
Exercised option or vested RSU	(103,194)	10.91	(610)	(139,600)	(2,351)	(2,961)
Expired	(1,309)	6.30	(16)	-	-	(16)
Amortized value of stock-based compensation	-	-	1,595	-	2,077	3,672
Outstanding at June 30, 2020	2,898,647	12.37	19,515	-	-	19,515

Exercisable at June 30, 2020	807,313

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2019	3,458,805	11.95	16,657	68,000	183	16,840
Granted	50,000	17.72	168	139,600	274	442
Exercised option or vested RSU	(503,831)	10.38	(2,333)	(68,000)	(1,051)	(3,384)
Expired	(1,824)	6.30	(33)	-	-	(33)
Amortized value of stock-based compensation	-	-	4,087	-	868	4,955
Outstanding at December 31, 2019	3,003,150	12.32	18,546	139,600	274	18,820

Exercisable at December 31, 2019	911,816

The outstanding share options at June 30, 2020 expire at various dates between December 2020 and June 2024. A summary of options outstanding, their remaining life and exercise prices as at June 30, 2020 is as follows:

	Options Outstanding		Options Exercisable
	Number	Remaining	Number
Exercise price	outstanding	contractual life	Exercisable
$11.13	236,800	6 months	236,800
$13.52	100,000	9 months	100,000
$9.00	425,000	10 months	-
$17.16	50,000	11 months	-
$17.14	50,000	11 months	50,000
$10.45	775,833	1 year 6 months	225,833
$13.14	581,669	2 year 6 months	180,002
$16.94	50,000	3 years 4 months	-
$15.46	568,000	3 years 6 months	3,333
$17.72	50,000	4 years	-
$6.30	11,345	8 months	11,345
	2,898,647		807,313

During the six months ended June 30, 2020, 103,194 options were exercised for proceeds of $1.1 million and 103,194 common shares were issued. Subsequent to the quarter end, 141,642 options were exercised for proceeds of $1.5 million.

During the current quarter, shareholders resolved to approve that 425,000 options that were granted to the directors of the Company in 2015 and due to expire in April 2020, be extended for one year. The vesting remains subject to the completion of a joint venture transaction on KSM or Courageous Lake, or other transformative transaction for the Company.

In December 2018, 568,000 five-year options with an exercise price of $15.46, to purchase common shares of the Company, with a grant-date fair value of $4.3 million, were granted. Of these, 408,000 options were granted to board members that were subject to shareholder approval. 150,000 options were granted to members of senior management. The remaining 10,000 options were granted to a member of management and vest over a three-year period. At the end of the second quarter of 2019, shareholders approved the 408,000 options granted to the board members, and the fair value was re-estimated, at the time, resulting in an additional $0.4 million fair value that will be recognized over the estimated service period. During the second quarter of 2019, the shareholders also approved the grant of 50,000 five-year options to a new board member, with an exercise price of $17.72 and fair value of $0.4 million. Vesting of the options to the board members and senior management is subject to the Company entering into a major transaction on one of the Company’s two core assets or other transformative transaction. The fair value of these new options, and the additional fair value, is being amortized over the estimated service period.

In October 2018, 50,000 five-year options with an exercise price of $16.94, to purchase common shares of the Company, with a grant-date fair value of $0.4 million, were granted to a new Board member. Vesting of these options is subject to the Company entering into a major transaction on one of the Company’s two core exploration properties or other transformative transaction. The fair value of these options is being amortized over the service life of the options.

In December 2019, the Board granted 139,600 RSUs. Of these, 32,500 RSUs were granted to the board members, 74,200 RSUs were granted to members of senior management, and the remaining 32,900 RSUs were granted to other employees of the Company. The fair value of the grants, of $2.4 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period of approximately six months from the date of the grant was dependent on certain corporate objectives being met. During the current quarter, all 139,600 RSUs were vested. Of the $2.4 million total fair value of the RSUs, $0.3 million was amortized in December 2019, and remaining $2.1 million was amortized during the six months ended June 30, 2020.

In 2018, the Board granted 68,000 RSUs to members of management. The fair value of the grants, of $1.1 million, was estimated at the grant date and was amortized over the expected service period of the grants. The expected service period of three and a half months from the date of the grant was dependent on certain corporate objectives being met. As at March 31, 2019, the fair value of the grants was fully amortized and all 68,000 RSUs were vested and were exchanged for common shares of the Company.

d)	Basic and diluted net loss per common share

For the three and six months ended June 30, 2020 and 2019, basic and diluted net loss per common share are computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the year. The potential effect of stock options, RSUs and warrants has been excluded from the calculation of diluted loss per common share as the effect would be anti-dilutive. At June 30, 2020, there was a total of 2,898,647 stock options outstanding (June 30, 2019 - 3,026,506).

13.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at June 30, 2020 and December 31, 2019 are cash and cash equivalents, short-term deposits, accounts receivable, marketable securities, convertible notes receivable and accounts payable. Other than investments and convertible notes receivable, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments and are classified as a Level 1 measurement. The Company’s equity investments are measured at fair value based on quoted market prices and are classified as a level 1 measurement. The convertible notes receivable are measured at fair value and are classified as a level 3 measurement.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

The Company's credit risk is primarily attributable to short-term deposits, convertible notes receivable, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2020, the Company had a cash and cash equivalents of $18.7 million and short-term deposits of $19.9 million (June 30, 2019 - $4.8 million and $7.1 million, respectively) for settlement of current financial liabilities of $4.1 million (June 30, 2019 - $4.5 million). The short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity. The Company's financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities. If required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financings and from the sale of non-core assets. Refer to note 12 for details on equity financings.

Market Risk

(a)	Interest Rate Risk

The Company has no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b)	Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk. As at June 30, 2020, the Company holds $6.3 million of cash and cash equivalents and $0.1 million of accounts payable and accrued liabilities denominated in US dollars.

(c)	Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds $4.0 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

14.	Corporate and administrative expenses

	Three months ended June 30,		Six months ended June 30,
($000s)	2020	2019	2020	2019
Employee compensation	909	890	1,821	2,044
Stock-based compensation	1,630	772	3,672	3,242
Professional fees	296	285	568	450
Other general and administrative	550	563	1,191	1,256
	3,385	2,510	7,252	6,992

15.	Related party disclosures

During the six months ended June 30, 2020 and 2019, there were no payments to related parties other than compensation paid to key management personnel.

16.	Income taxes

During the three and six months ended June 30, 2020, the Company recognized income tax expense of $0.7 million and $0.3 million, respectively, primarily due to deferred tax liability arising from the effect of difference in tax rates applied to the assets transferred from Seabridge Gold Inc. to KSM Mining ULC. The tax expense was partially offset by the tax recovery resulting from the losses in the period.

During the comparative three and six months ended June 30, 2019, the Company recognized income tax recovery of $0.3 million and $0.6 million, respectively, primarily related to deferred tax recovery arising from the losses in the period, partially offset by deferred tax expense arising due to the renouncement of expenditures related to the December 2018 flow-through shares issued which were capitalized for accounting purposes.

As reported in the Company’s 2018 and 2019 annual financial statements, in early 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported, as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In January 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. During the current quarter, the Company filed an objection to the Part Xll.6 tax owing and is awaiting a response. Based on these reassessments, the Company anticipates that the CRA will reassess investors with reduced CEE deductions. The Company’s and investors’ reassessments can be appealed to the courts. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.6 million. No provision has been recorded related to the tax nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.